O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  SWOLOSKY@OLSHANLAW.COM
DIRECT DIAL:  212.451.2333

February 12, 2014

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Geoff Kruczek
Attorney-Advisor
United States Securities and Exchange Commission
Office of Mergers & Acquisitions
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Pantry, Inc.
Preliminary Proxy Statement filed by JCP Investment Partnership, LP,
JCP Drawdown Partnership, LP, JCP Investment Partners, LP,
JCP Investment Holdings, LLC, JCP Investment Management, LLC,
James C. Pappas, Lone Star Value Investors, LP, Lone Star Value
Investors, GP, LLC, Lone Star Value Management, LLC,
Jeffrey E. Eberwein, Todd E. Diener, Joshua E. Schechter
Filed on February 3, 2014 (the “Proxy Statement”)
File No. 000-25813

Dear Mr. Kruczek:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated February 11, 2014 (the “Staff Letter”) with regard to the above-referenced matter.  We have reviewed the Staff Letter with our clients, JCP Investment Management, LLC (together with its affiliates, “JCP”), Lone Star Value Management, LLC (together with its affiliates, “Lone Star Value”) and Joshua E. Schechter, collectively referred to as Concerned Pantry Shareholders (“CPS”), and we provide the following responses on CPS’s behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.  Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Background to the Solicitation, page 4

1.
Please support your statement in the second bullet point regarding the apparent unfamiliarity with the covenant in the credit agreement.  Please also clarify how CPS “began accumulating a position in the Company” in April 2012, given that Schedule I indicates the only transactions in 2012 were two acquisitions and dispositions of identical amounts.

CPS acknowledges the Staff’s comment and provides the following supplemental information with respect to the apparent unfamiliarity of certain Pantry representatives with issues related to certain covenants in Pantry’s Wells Fargo Loan Agreement.  CPS notes that the December 3, 2013 communications between Pantry and CPS representatives occurred during an in person meeting and there was no recording or other hard evidence with respect to the exact contents of the conversation.  However, numerous representatives of CPS who were present at the meeting have affirmed their personal belief based on first-hand knowledge that all three present Pantry representatives appeared surprised and caught off guard by a question regarding the above-referenced covenants in the Wells Fargo Loan Agreement and further appeared to have no familiarly with the issue altogether.  CPS believes that the corroborative first-hand knowledge and belief of a number of its representatives provides it with reasonable support for its statement that “Messrs. Preslar, Epley and Hinton appeared unfamiliar” with the issue.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

February 12, 2014

In addition, in light of the fact that the Shares purchased by CPS members in April 2012 were subsequently sold, CPS has revised its disclosure in the Proxy Statement to specify that, while CPS initially invested in the Shares in April 2012 it “began accumulating a position in the Company” in September 2013. See page 4 of the Proxy Statement.

We Are Concerned with the Company’s Prolonged Underperformance, page 7

2.
With a view toward disclosure, please tell us the objective criteria used to select the companies listed here and whether any companies that met the criteria were excluded, and explain the reasons for such exclusion.  Please also identify the “competitors” referenced in the penultimate paragraph of this section.

CPS acknowledges the Staff’s comment and provides the following supplemental response. The objective criteria used to select the Company’s peers was comparable business to Pantry’s, specifically other focused convenience store companies with gasoline at the pump and a small box format convenience store.  Additionally, CPS selected companies that have been publicly traded for at least the last 5 years. The three listed peers, Susser Holdings Corporation (SUSS), Alimentation Couche-Tard, Inc (ATD/B) and Casey's General Stores, Inc (CASY) are the only companies that met these objective criteria. The comparison excludes CST Brands Inc (CST) and Murphy USA Inc (MUSA) which were spun out of larger entities and have been publicly traded companies for less than a year. Further, CPS has revised its disclosure in the penultimate paragraph of the referenced section to identify the companies to which it is referring.  See page 8 of the Proxy Statement.

We Are Concerned with the Board’s Overly Lax. . ., page 8

3.	You disclose that the Company estimates spending over $110 million in 2014. Please reconcile with the estimates in Exhibit 99.1 to the Form 8-K dated January 30, 2014.

CPS acknowledges the Staff’s comment and points the Staff to the below excerpt from Exhibit 99.1 to Pantry’s Form 8-K dated January 30, 2014 which in the lowest far right box (in bold and underlined below) indicates that Pantry estimates spending over $110 million on “Capital expenditures, net ($M)” in 2014.

Excerpt from Exhibit 99.1 to Pantry’s Form 8-K dated January 30, 2014

	Q2 FY13	Q2 FY14 Guidance(1)		FY13	FY14 Guidance(1)
	Actual	Low	High	Actual	Low	High

Merchandise sales ($B)	$0.419	$0.426	$0.434	$1.80	$1.83	$1.86

Merchandise gross margin	33.7%	33.7%	34.2%	34.0%	33.7%	34.1%

Retail fuel gallons (B)	0.408	0.390	0.398	1.71	1.61	1.64

Retail fuel margin per gallon	$0.117	$0.105	$0.125	$0.115	$0.110	$0.130

Store operating and general and administrative expenses ($M)	$150	$153	$156	$609	$615	$625

Depreciation & amortization ($M)	$30	$28	$29	$118	$110	$115

Effective Corporate Tax Rate	49.0%	35.0%	38.0%	65.8%	38.0%	39.0%

Interest expense ($M)	$22	$21	$22	$89	$84	$87

Capital expenditures, net ($M)	$17	$25	$28	$85	$95	$110

February 12, 2014

We Are Concerned with the Lack of Sufficient Ownership . . ., page 9

4.
You state that Pantry “does not maintain a policy that requires any minimal ownership of the Company’s stock by its directors.”  Please reconcile with the disclosure on page 48 of the Company’s preliminary proxy statement filed January 29, 2014.

CPS acknowledges the Staff’s comment and has removed the referenced statement from its disclosure in the Proxy Statement.  See page 9 of the Proxy Statement.

Election of Directors, page 12

5.
Please disclose and quantify the effects of the election of your nominees on the Company.  Disclose, for example, whether any change of control payments would be due or any Company obligations (through debt or otherwise) would become due or accelerated.

CPS acknowledges the Staff’s comment and has revised the Proxy Statement to specify that even if CPS is successful in electing all three of the Nominees at the Annual Meeting, no change in control of the Board may be deemed to have occurred.  Based on its review of the Company’s material contracts and agreements, CPS believes that no change of control payments or Company obligations (through debt or otherwise) would become due or accelerated.  See page 12 of the Proxy Statement.

6.
Please revise to clarify the dates of the business experience listed for Messrs. Diener and Pappas, including the experience within the last five years.  Please also revise to clarify the nature of such experience.  For example, clarify Mr. Diener’s current employment as “active advisor mentor,” and whether he is self-employed in providing that service.

CPS acknowledges the Staff’s comment and has revised the Proxy Statement to specify the dates of the business experience listed for Messrs. Diener and Pappas, including the experience within the last five years, and to clarify Mr. Diener’s service on certain boards.  See page 12 of the Proxy Statement.

7.
We note your disclosure in the penultimate paragraph on page 14 regarding substitute or additional nominees.  Advise us, with a view towards revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable Company advance notice bylaw.  In addition, please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

February 12, 2014

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.  If CPS were to vote for unidentified substitute nominees, it would in fact have to identify and nominate such substitute nominees in accordance with the Company’s advance notice bylaw. CPS confirms that should CPS lawfully identify or nominate substitute nominees before the meeting, CPS will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Quorum; Broker Non-Votes; Discretionary Voting, page 18

8.
You state that, unless a shareholder provides specific voting instructions to his or her broker, the broker will not have discretionary authority to vote the shareholder’s shares of common stock on any of the items on the agenda except proposal No. 3, ratification of the appointment of Deloitte & Touche.  It is our understanding that, in a contested election, a broker does not have discretionary authority to vote on any proposals to be voted on at the meeting, whether routine or not.  Please provide support for your assertion, or revise your disclosure as necessary.

CPS acknowledges the Staff’s comment and has revised its disclosure in the Proxy Statement accordingly.  See page 19 of the Proxy Statement.

Solicitation of Proxies, page 20

9.
We note that proxies will be solicited by mail, facsimile telephone, telegraph, Internet, in person and by advertisements.  Please be advised that all written soliciting materials, including any scripts to be uses in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use.  Please confirm your understanding.

CPS hereby confirms its understanding that all written soliciting materials, including any scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use.

Additional Participant Information, page 20

10.
Please tell us why “Lone Star Value Co-Invest” is listed in the second paragraph of this section.  We note that such entity is not listed on the cover page or in the notice to shareholders as being participants in this solicitation.

CPS acknowledges the Staff’s comment and has revised its disclosure in the Proxy Statement to remove the inadvertent reference to “Lone Star Value Co-Invest”.  See page 21 of the Proxy Statement.

11.
We note your statements regarding your alignment of interests with shareholders and belief that the Board should include “direct shareholder representatives.”  We also note from the last paragraph on page 21 that shares were purchased with “working capital.”  Please tell us, with a view toward revised disclosure, whether any of the shares over which any participant has beneficial ownership were acquired or are being held for the account of unaffiliated third parties, such as clients.

February 12, 2014

CPS acknowledges the Staff’s comment and provides the following supplemental response.  As stated in the Proxy Statement, each of JCP Partnership, JCP Drawdown and Lone Star Value Investors has purchased the Shares reported owned by it in the Proxy Statement with the working capital of the respective fund.  Each of JCP Partnership, JCP Drawdown and Lone Star Value Investors is a limited partnership investment vehicle and in each case the general partner or investment manager of the partnership has full discretion and investment control over the acquisition, disposition and voting of the Shares reported owned by JCP Partnership, JCP Drawdown and Lone Star Value Investors, respectively.   The limited partners of each of JCP Partnership, JCP Drawdown and Lone Star Value Investors do not have investment discretion over the Shares held by each of JCP Partnership, JCP Drawdown and Lone Star Value Investors.  As such, CPS believes that the Shares reported owned by each of JCP Partnership, JCP Drawdown and Lone Star Value Investors are appropriately deemed directly beneficially owned by each fund and a representative of these funds on the Board can be deemed a direct shareholder representative.

Incorporation by Reference, page 23

12.
You are required to provide information that will be contained in the Company’s proxy statement for the annual meeting unless it is your intent to rely on Exchange Act Rule 14a-5(c).  If you intend to rely on Rule 14a-5(c), please disclose that fact.  Also, please be advised that we believe reliance on Rule 14a-5(c) before the Company distributes the information to security holders would be inappropriate.  Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the Company’s proxy statement, you must undertake to provide the omitted information to security holders.  Please advise as to your intent in this regard.

CPS acknowledges the Staff’s comment regarding the use of Rule 14a-5(c) and confirms its intent to rely on Rule 14a-5(c).  It is CPS’s understanding that to the extent the Proxy Statement refers to information contained in the Company’s proxy statement, CPS can mail its proxy statement no earlier than the filing of the Company’s definitive proxy statement with the SEC.  However, CPS intends to mail its proxy statement to shareholders no earlier than the filing of the Company’s definitive proxy statement with the SEC.

Proxy Card

13.
Refer to the third paragraph of the card in bold and capital letters.  A proxy may confer discretionary authority with respect to matters as to which a choice is not specified by the security holder provided that the form of proxy states in bold-face type how it is intended to vote the shares represented by the proxy in each such case.  As currently written, the card does not specify how the shares will be voted with respect to Proposals 2 and 4.  Please revise accordingly.  Refer to Exchange Act Rule 14a-4(b)(1).  Please make corresponding changes in the proxy statement itself, including page 1 of the Notice, page 15 and page 17.

CPS acknowledges the Staff’s comment and confirms that prior to its filing of a definitive statement CPS will clearly designate whether it will vote any shares represented by a proxy that provide it with discretionary authority “FOR” or “AGAINST” Proposals No 2 and No 4.

14.
Refer to the fourth paragraph of the card beginning with “Note.”  It is unclear from the Edgar version of the card where a shareholder can write the names of those nominees nominated by the Company for which the shareholder wishes to withhold authority to vote.  Please advise.

February 12, 2014

CPS acknowledges the Staff’s comment and has revised the formatting of the Proxy Card in Edgar to provide space where a shareholder can write the names of those nominees nominated by the Company for which the shareholder wishes to withhold authority to vote.

*     *     *     *     *

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Steve Wolosky

Steve Wolosky

cc:	James C. Pappas, JCP Investment Management, LLC Jeffrey E. Eberwein, Lone Star Value Management, LLC, Joshua E. Schechter Aneliya S. Crawford, Esq., Olshan Frome Wolosky LLP

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (“SEC”) relating to the preliminary proxy statement on Schedule 14A (the “Proxy Statement”) filed by the undersigned on February 3, 2014, each of the undersigned acknowledges the following:

•	Each of the undersigned is responsible for the adequacy and accuracy of the disclosure pertaining to him/it in the Proxy Statement.

•	The Staff’s comments or changes to disclosure in response to Staff comments in the Proxy Statement do not foreclose the SEC from taking any action with respect to the Proxy Statement.

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

[SIGNATURES ON FOLLOWING PAGE]

February 12, 2014

Lone Star Value Investors, LP		JCP Investment Partnership, LP

By:	Lone Star Value Investors GP, LLC General Partner	By:	JCP Investment Management, LLC Investment Manager

By:	/s/ Jeffrey E. Eberwein		By:	/s/ James C. Pappas
	Name:	Jeffrey E. Eberwein		Name:	James C. Pappas
	Title:	Manager		Title:	Managing Member

Lone Star Value Investors GP, LLC			JCP Investment Partners, LP

			By:	JCP Investment Holdings, LLC General Partner

By:	/s/ Jeffrey E. Eberwein		By:	/s/ James C. Pappas
	Name:	Jeffrey E. Eberwein		Name:	James C. Pappas
	Title:	Manager		Title:	Sole Member

Lone Star Value Management, LLC			JCP Investment Holdings, LLC

By:	/s/ Jeffrey E. Eberwein		By:	/s/ James C. Pappas
	Name:	Jeffrey E. Eberwein		Name:	James C. Pappas
	Title:	Sole Member		Title:	Sole Member

JCP Investment Management, LLC

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Managing Member

/s/ Jeffrey E. Eberwein	/s/ James C. Pappas
Jeffrey E. Eberwein	James C. Pappas, Individually and as Attorney-In-Fact for Joshua E. Schechter and Todd E. Diener